	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	August 31, 2015
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
000-52738

CUSIP NUMBER
NOTIFICATION OF LATE FILING	227443108

(Check one):	[_] Form 10-K [_] Form 20-F [_] Form 11-K ☒ Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: September 30, 2014
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

CROSS BORDER RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2515 McKinney Avenue, Suite 900
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 was unable to be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time administrative and accounting staff and, as a result, was unable to accurately and completely compile the information required to be included in the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kenneth Lamb	210	226-6700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

CROSS BORDER RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2014	By:	/s/ Kenneth Lamb
Kenneth Lamb, Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

to

Form 12b-25

Part IV, Item (3)

Based on information that is available at this time, the Company’s net income for the nine months ended September 30, 2014 is expected to be in the range of approximately $ 2.3 million to $3.1 million, compared to net income of approximately $2.7 million for the nine months ended September 30, 2013. This change is largely the result of a decrease in operating costs of approximately $0.3 million, lower general and administrative costs of approximately $0.2 million, and a decrease in depletion expense. Further, during the nine months ended September 30, 2013 the Company recorded a gain on settlement of debt of approximately $0.9 million while no such gain was recorded during the nine months ended September 30, 2014. This is offset by the recording of a loss due to the settlement of litigation of $0.9 million during the nine months ended September 30, 2014. Additionally, the Company expects a decrease in loss on derivatives of approximately $0.3 million and a decrease in interest expense of approximately $0.1 million. The Company cautions that the estimation of net income from operations is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.